RSE COLLECTION, LLC

250 Lafayette Street, 2nd Floor

New York, NY 10012

October 9, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Erin Jaskot, Legal Branch Chief

Re:RSE Collection, LLC
Post-Qualification Amendment No. 22 and No. 23
Filed September 29, 2020 and October 7, 2020
File No. 024-10717

Ladies and Gentlemen:

Please withdraw our Request for Qualification dated October 8, 2020.  We expect to be filing an updated request in the near future.

Very truly yours,

/s/ George Leimer

Chief Executive Officer of RSE Markets, Inc.,

the Managing Member of RSE Collection, LLC

cc:

Scott Anderegg, Esq.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean Colucci, Esq.